SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)
or 13(e)(1)of the Securities Exchange Act of 1934

PW Technology Partners, L.P.
(Name of Issuer)

PW Technology Partners, L.P.
(Name of Person(s) Filing Statement)

Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
c/o PW Fund Advisor, L.L.C.
PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

November 13, 2000
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $150,000,000(a)	Amount of Filing Fee: $30,000(b)

(a)  Calculated as the aggregate maximum purchase price for partnership interests.
(b)  Calculated at 1/50th of 1% of the Transaction Valuation.
[  ]  Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[  ]  going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.  Summary Term Sheet.

          As we said we would in your Partnership's offering documents, we will buy your partnership interests at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to sell). This offer will remain open until midnight on December 12, 2000. Estimated net asset value will be calculated for this purpose on December 31, 2000.

          To make sure we have calculated net asset value correctly, we will check it during the Partnership's audit for calendar year 2000, which we expect will be completed in February 2001. If you tender your entire interest in the Partnership, we will pay you in cash by January 10, 2001, 95% of our calculation of the estimated net asset value as of December 31, 2000. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Partnership's Administrator, PFPC Inc. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible investors who are identified in the Partnership's Confidential Memorandum), we will pay all your proceeds in cash by January 10th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

           Following this summary is a formal notice of our offer to purchase your partnership interests. Our offer remains open to you until midnight on December 12, 2000. Until this time, you have the right to change your mind and withdraw your partnership interests from consideration for purchase. If we do not accept your interests by midnight, December 12, 2000, you may still withdraw your partnership interests at any time after January 10, 2001, assuming your offer has not been accepted. Please note that tendering your partnership interests may trigger the payment by you of a performance bonus to the Partnership's manager for managing the Partnership's assets.

          If you would like us to purchase your partnership interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to PW Technology Partners, L.P., c/o PFPC Inc. at P.O. Box 857, Claymont, Delaware 19703, or fax it to PFPC Inc. at (302) 791-2241 or (302) 791-2386, so that it is received before midnight, December 12, 2000. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 12, 2000). Of course, the value of your partnership interests is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price. If you would like to obtain the estimated net asset value of your partnership interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc., at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Please note that just as you have the right to withdraw your partnership interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 12, 2000. Also realize that although the tender offer expires on December 12, 2000, you remain a partner in the Partnership until December 31, 2000, when the estimated net asset value of your partnership interests is calculated.

          If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC.

ITEM 2.  Issuer Information.

          (a)   The name of the issuer is PW Technology Partners, L.P. (the "Partnership"). The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000.

          (b)   The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" and the tender offer made thereby, the "Offer") is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the partnership interests in the Partnership and portions thereof that constitute the class of security that is the subject of this tender offer or the partnership interests in the Partnership or portions thereof that are tendered by partners to the Partnership pursuant to the Offer to Purchase.) As of the close of business on November 1, 2000, there were approximately $763,424,000 outstanding in capital of the Partnership held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $150,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on December 12, 2000, subject to any extension of the Offer to Purchase.

          (c)   Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Partnership's Amended and Restated Limited Partnership Agreement dated as of February 17, 1999 (the "L.P. Agreement").

ITEM 3.  Identity and Background of Filing Person.

           (a)  The name of the filing person is PW Technology Partners, L.P. The Partnership's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The General Partner of the Partnership is PW Fund Advisor, L.L.C. (the "Manager"). The principal executive office of the Manager is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The Partnership's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o PaineWebber Incorporated, attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 4.  Terms of this Tender Offer.

          (a)(1)(i)  Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $150,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on December 12, 2000, subject to any extension of the Offer to Purchase.

                (ii) The purchase price of Interests tendered to the Partnership will be their estimated net asset value as of the close of business on December 31, 2000, if the Offer to Purchase expires on the expected expiration date of December 12, 2000. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

                     For partners who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of December 31, 2000, payable by January 10, 2001 (the “95% Cash Payment”) and (2) a promissory note (the “Note”), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Partnership as of the expiration date, determined as of December 31, 2000, based on the audited financial statements of the Partnership for calendar year 2000, over (b) the 95% Cash Payment. The Note will be held for each tendering partner by PFPC as set forth in the Letter of Transmittal, attached hereto as Exhibit C, will be prepared within ten days after the Partnership’s estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Partnership for calendar year 2000, or on such earlier date as the Partnership’s Directors may determine. It is anticipated that the audit of the Partnership’s financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership.

                     Partners who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of December 31, 2000, payable by January 10, 2001 (the “100% Cash Payment”).

                     A copy of:  (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) forms of Letters to Partners in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

                (iii)  The scheduled expiration date is 12:00 midnight, New York time, Tuesday, December 12, 2000.

                (iv)  Not applicable.

                (v)  The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying partners of such extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify partners.

                (vi)  Interests may be withdrawn at any time before 12:00 midnight, New York time, Tuesday December 12, 2000 and, if Interests have not then been accepted by the Partnership, at any time after January 10, 2001.

                (vii)  Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc. (“PFPC”), to the attention of Chryssa Kasparian, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Chryssa Kasparian, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the expiration date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter.

                     Any partner tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before on the expiration date and, if Interests have not then been accepted by the Partnership, at any time after January 10, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

                     If a partner elects to tender, it is the tendering partner's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                (viii)  For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering partner of its election to purchase such Interest.

                (ix)  If more than $150,000,000 of Interests are duly tendered to the Partnership prior to the expiration of the Offer and not withdrawn, the Partnership will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                (x)  The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. Partners who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership’s investment program. A reduction in the aggregate assets of the Partnership may result in partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                (xi)  Not applicable.

                (xii)  A partner who tenders its entire Interest to the Partnership for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such partner (consisting of the 95% Cash Payment and the principal payment under the Note) and such partner’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering partner only as and after the total proceeds received by such partner exceed the partner’s adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering partner has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the partner’s holding period for its Interest at the time the gain or loss is recognized. However, a tendering partner will recognize ordinary income to the extent such partner’s allocable share of the Partnership’s “unrealized receivables” exceeds the partner’s basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Partnership will be treated as an unrealized receivable with respect to the tendering partner. A partner who tenders less than its entire Interest to the Partnership for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such partner’s adjusted tax basis in its Interest.

                     Pursuant to the authority granted to it under the L.P. Agreement, the Manager intends to specially allocate items of Partnership capital gain, including short-term capital gain, to a withdrawing partner to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing partner recognizing capital gain, which may include short-term gain, in the partner’s last taxable year in the Partnership, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                (a)(2)  Not applicable.

                (b)  The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $928,000 and which the Manager reserves the right to tender. A trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, holds an interest holds $1,114,615 in Interests, and Mark F. Vassallo, a managing director of the managing member of the Manager, holds $173,712 in Interests, and neither has advised the Partnership as to whether he intends to tender in the Offer.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities.

          The Partnership's Confidential Memorandum dated February, 1999, as supplemented (the "Confidential Memorandum"), and the L.P. Agreement, which were provided to each partner in advance of subscribing for Interests, provide that the Partnership's Directors have the discretion to determine whether the Partnership will purchase Interests from partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager of the Partnership expects that generally, beginning in 2001, it will recommend to the Directors that the Partnership purchase Interests from partners twice each year, in June and December, and intends to recommend the making of an offer to repurchase interests effective as of April 2000 and December 2000. The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Partnership and the Manager or Directors of the Partnership or any person controlling the Partnership or controlling the Manager or Directors of the Partnership; and (ii) any person, with respect to Interests. However, the L.P. Agreement provides that the Partnership shall be dissolved if the interest of any partner that has submitted a written request, in accordance with the terms of the L.P. Agreement, to tender its entire interest for repurchase by the Partnership has not been repurchased within a period of two years of the request.

ITEM 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

          (a)  The purpose of the Offer to Purchase is to provide liquidity to partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the L.P. Agreement.

          (b)  Interests that are tendered to the Partnership in connection with the Offer to Purchase will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

          (c)  Neither the Partnership nor the Manager nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Partnership (other than the Partnership's intention to accept subscriptions for Interests from time to time in the discretion of the Partnership), or the disposition of Interests in the Partnership, other than as described in the Confidential Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the identity of the Manager or the Directors of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Partnership, to fill any existing vacancy for a Director of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Partnership (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the L.P. Agreement or other actions that might impede the acquisition of control of the Partnership by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Partnership.

ITEM 7.  Source and Amount of Funds or Other Consideration.

          (a)  The Partnership expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $150,000,000 (unless the Partnership elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and/or (3) possibly borrowings, as described in paragraph (b), below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b)  Neither the Partnership nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

ITEM 8.  Interest in Securities of the Issuer.

          (a)  Based on October 31, 2000 estimated values, (i) the Manager beneficially owns $1,928,000, (ii) a trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, has an interest, beneficially owns $1,114,615, and (iii) Mark F. Vassallo, a managing director of the managing member of the Manager, beneficially owns $173,712, of the Interests.

          (b)  During the past 60 business days, the only transactions involving the Interests that were effected by the Partnership, the Manager of the Partnership, the Directors or any person controlling the Partnership or controlling the Manager or any Directors of the Partnership were the aggregate subscriptions of $35,017,869 in Interests from new and existing partners.

ITEM 9.  Persons/Assets Retained, Employed, Compensated or Used.

          No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  Financial Statements.

          (a)(1)  Reference is hereby made to the audited financial statements which are being furnished herewith and are incorporated herein by reference.

          (2)  Also included and incorporated herein are the unaudited financial statements of the Partnership for the six-month period ended June 30, 2000, which the Partnership has prepared and furnished to the partners pursuant to Rule 30d-l under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act. The Partnership is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Partnership does not have shares, and consequently does not have earnings per share information.

          (3)  Not Applicable.

          (4)  The Partnership does not have shares, and consequently does not have book value per share information.

          (b)  The Partnership's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  Additional Information.

(a)(1) (2) (3) (4) (5) (b)	None. None. Not Applicable. None. None. None.

ITEM 12.  Exhibits.

A. B. C. D. E.

Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase (with financial statements enclosed).

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters dated January 10, 2001 from the Partnership to Partners in connection with acceptance of offers of tender.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW TECHNOLOGY PARTNERS, L.P. By: PW Fund Advisor, L.L.C. General Partner By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

November 10, 2000

EXHIBIT INDEX

Exhibit

A B C D E

Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase (with financial statements enclosed).

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters dated January 10, 2001 from the Partnership to Partners in connection with acceptance of offers of tender.

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Partnership's tender offer.

November 13, 2000

Dear PW Technology Partners, L.P. Partner:

          We are writing to inform you of important dates related to the tender offer by PW Technology Partners, L.P. (the "Partnership"). If you are not interested in selling your partnership interests at this time, please disregard this notice and take no action.

          The tender offer period will begin on November 13, 2000 and end on December 12, 2000. The purpose of the tender offer is to provide liquidity to partners who hold partnership interests. Partnership interests can be redeemed by means of a tender offer only during one of the Partnership's announced tender offers.

          Should you wish to sell any of your partnership interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) in the enclosed postage-paid envelope no later than December 12, 2000. If you do not wish to sell partnership interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

          All requests to tender partnership interests must be received by the Partnership's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 12, 2000. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling the number below.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Chryssa Kasparian at our Administrator, (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Exhibit B

Offer to Purchase
(with financial statements enclosed)

PW TECHNOLOGY PARTNERS, L.P.
1285 Avenue of the Americas
New York, New York 10019

OFFER TO PURCHASE $150,000,000 OF OUTSTANDING
PARTNERSHIP INTERESTS AT NET ASSET VALUE
DATED NOVEMBER 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON TUESDAY, DECEMBER 12, 2000,
UNLESS THE OFFER IS EXTENDED

To the Partners of
PW Technology Partners, L.P.:

          PW Technology Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Partnership"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $150,000,000 of interests in the Partnership or portions thereof pursuant to tenders by partners at a price equal to their estimated net asset value as of December 31, 2000, if the Offer expires on December 12, 2000. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Partnership and portions thereof representing beneficial interests in the Partnership.) This Offer is being made to all partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership's Amended and Restated Limited Partnership Agreement dated as of February 17, 1999 (the "L.P. Agreement").

          Partners should realize that the value of the Interests tendered in this Offer likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time net asset value will be calculated) and December 31st, when the value of the Interests tendered to the Partnership will be determined for purposes of calculating the purchase price of such Interests. Partners should also note that although the tender offer expires on December 12, 2000, they remain partners in the Partnership until December 31, 2000, when the estimated net asset value of their partnership interests is calculated. The Partnership determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests. Any tendering partners that wish to obtain the estimated net asset value of their interests on this basis should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Partners desiring to tender all or any portion of their Interest in the Partnership in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and send or deliver it to the Partnership in the manner set forth below.

IMPORTANT

          Neither the Partnership nor the Manager nor any of the Directors makes any recommendation to any partner as to whether to tender or refrain from tendering Interests. Partners must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

          Because each partner's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Partnership as to whether partners should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Partnership.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Partnership's service agent.

PW Technology Partners, L.P. c/o PFPC Inc. P.O. Box 857 Claymont, Delaware 19703 Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386

1. 2. 3. 4. 5. 6. 7. 8 9. 10.	Background and Purpose of the Offer Offer to Purchase and Price Amount of Tender Procedure for Tenders Withdrawal Rights Purchases and Payment Certain Conditions of the Offer Certain Information About the Partnership Certain Federal Income Tax Consequences Miscellaneous Financial Statements (enclosed)	5 6 7 7 8 8 10 10 11 12

Summary Term Sheet

•

As we said in your Partnership's offering documents, we will buy your partnership interests at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to sell). This offer will remain open until midnight on December 12, 2000. Estimated net asset value will be calculated for this purpose on December 31, 2000.

•

To make sure we have calculated net asset value correctly, we will check it during the Partnership's audit for calendar year 2000, which we expect will be completed in February 2001. If you tender your entire interest in the Partnership, we will pay you in cash by January 10, 2001, 95% of our calculation of the estimated net asset value as of December 31, 2000. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Partnership's Administrator, PFPC Inc. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible investors who are identified in the Partnership's Confidential Memorandum), we will pay all your proceeds in cash by January 10th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•

Following this summary is a formal notice of our offer to purchase your partnership interests. Our offer remains open to you until midnight on December 12, 2000. Until this time, you have the right to change your mind and withdraw your partnership interests from consideration for purchase. If we do not accept your interests by midnight, December 12, 2000, you may still withdraw your partnership interests at any time after January 10, 2001, assuming your offer has not been accepted. Please note that tendering your partnership interests may trigger the payment by you of a performance bonus to the Partnership's manager for managing the Partnership's assets.

•

If you would like us to purchase your partnership interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC Inc. at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, December 12, 2000. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 12, 2000). Of course, the value of your partnership interests is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price.

•

If you would like to obtain the estimated net asset value of your partnership interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc., at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•

Please note that just as you have the right to withdraw your partnership interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 12, 2000. Also realize that although the tender offer expires on December 12, 2000, you remain a partner in the Partnership until December 31, 2000, when the estimated net asset value of your partnership interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

          1.   Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Partnership's Confidential Memorandum dated February 1999, as supplemented (the "Confidential Memorandum") and the L.P. Agreement. The Confidential Memorandum and the L.P. Agreement, which were provided to each partner in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Partnership will purchase Interests from partners from time to time pursuant to written tenders. The Confidential Memorandum also states that PW Fund Advisor, L.L.C., the manager of the Partnership (the "Manager"), expects that generally, beginning in 2001, it will recommend to the Directors that the Partnership purchase Interests from partners twice each year, in June and December, and intends to recommend the making of an offer to repurchase interests effective as of April 2000 and December 2000. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Partnership, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of partners of the Partnership to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.P. Agreement. The Directors intend to consider the continued desirability of the Partnership making an offer to purchase Interests twice each year, but the Partnership is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. Partners who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

          Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

          2.  Offer to Purchase and Price.  The Partnership will purchase, upon the terms and subject to the conditions of the Offer, up to $150,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Tuesday, December 12, 2000 (such time and date being hereinafter called the "Initial Expiration Date"). If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Partnership reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on November 1, 2000, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 made as of the first day of the following months was:

                                                 Unaudited Estimated Net Asset Value
                  Month Contribution Made            as of November 1, 2000
                  -----------------------            ----------------------

                  April 1999                           CONFIDENTIAL
                  May 1999                             PORTION - THIS
                  June 1999                            INFORMATION HAS
                  July 1999                            BEEN OMITTED
                  August 1999                          AND FILED
                  September 1999                       SEPARATELY WITH
                  October 1999                         THE SEC.
                  November 1999
                  December 1999
                  January 2000
                  February 2000
                  March 2000
                  April 2000
                  May 2000
                  June 2000
                  July 2000
                  August 2000
                  September 2000
                  October 2000

          As of the close of business on November 1, 2000, there were approximately $763,424,000 outstanding in capital of the Partnership held in Interests (based on the unaudited estimated net asset value of such Interests). The Partnership determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests. Partners may obtain this information by contacting PFPC Inc. ("PFPC"), at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the partners likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of the Interests tendered by partners will be determined for purposes of calculating the purchase price of such Interests and the time that partners will cease to be partners in the Partnership.

          3.  Amount of Tender.  Subject to the limitations set forth below, partners may tender their entire Interest or a portion of their Interest. However, a partner who tenders for repurchase only a portion of such partner's Interest shall be required to maintain a capital account balance equal to $125,000 ($25,000 for certain eligible investors who are identified in the Partnership's Confidential Memorandum), net of the amount of the performance bonus, if any, that is to be debited from the capital account of the partner and credited to the capital account of the Manager on the Expiration Date (the "Performance Bonus"). If a partner tenders an amount that would cause the partner's capital account balance to fall below the required minimum, the Partnership reserves the right to reduce the amount to be purchased from such partner so that the required minimum balance is maintained. The Offer is being made to all partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $150,000,000 (or such greater amount as the Partnership may elect to purchase pursuant to the Offer), the Partnership will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Partnership elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $150,000,000 of Interests are duly tendered to the Partnership before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Partnership will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $928,000 and which the Manager reserves the right to tender. A trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, holds an interest holds $1,114,615 in Interests, and Mark F. Vassallo, a managing director of the managing member of the Manager holds $173,712 in Interests, and neither has advised the Partnership as to whether he intends to tender in the Offer.

          4.  Procedure for Tenders.  Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Chryssa Kasparian, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Chryssa Kasparian, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If a partner elects to tender, it is the tendering partner's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

          Partners wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the partner tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. The Partnership reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Partnership, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular partner, and the Partnership's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Partnership shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Partnership nor the Manager nor Directors of the Partnership shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5.  Withdrawal Rights.  Any partner tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Partnership, at any time after January 10, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

           6.  Purchases and Payment.  For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering partner of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any partner will be the estimated net asset value thereof as of the close of business on December 31, 2000, if the Offer expires on the Initial Expiration Date. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the partners required to be made by the L.P. Agreement, including in respect of any Performance Bonus, have been made.

          For partners who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of December 31, 2000, payable by January 10, 2001, 2000 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Partnership as of the Expiration Date, determined as of December 31, 2000, based on the audited financial statements of the Partnership for calendar year 2000, over (b) the 95% Cash Payment. The Note will be held for each tendering partner by PFPC as set forth below, will be prepared within ten days after the Partnership's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Partnership for calendar year 2000, or on such earlier date as the Partnership's Directors may determine. It is anticipated that the audit of the Partnership's financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership.

          Partners who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of December 31, 2000, payable by January 10, 2001 (the "100% Cash Payment").

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering partner's brokerage account with PaineWebber Incorporated ("PaineWebber") if such partner has a PaineWebber account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such partner does not have a PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Partnership's records, unless such partner advises the Partnership in writing of a change in its mailing address.

          The Note will be held for each partner by the Partnership's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering partner's brokerage account at PaineWebber if such partner has a PaineWebber account, and will be subject upon withdrawal from such account to any fees that PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account.

          The Partnership expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $150,000,000 (unless the Partnership elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and/or (3) possibly borrowings, as described below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Partnership nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

          7.  Certain Conditions of the Offer.  The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying partners of such extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify partners.

          The Partnership may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Partnership would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Partnership's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Partnership, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Partnership, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Partnership has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Partnership, (vi) material decrease in the estimated net asset value of the Partnership from the estimated net asset value of the Partnership as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Partnership or its partners if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Partnership determine that it is not in the best interest of the Partnership to purchase Interests pursuant to the Offer. However, there can be no assurance that the Partnership will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8.  Certain Information About the Partnership.  The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.P. Agreement. The Partnership's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o PaineWebber Incorporated, attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019. A trust in which E. Garrett Bewkes, Jr. has an interest, owns $1,114,615 in Interests. Mark F. Vassallo, a managing director of the managing member of the Manager, owns $173,712 in Interests.

          The Partnership does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests from time to time in the discretion of the Partnership) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (d) any change in the identity of the Manager or Directors of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Partnership, to fill any existing vacancy for a Director of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (e) a sale or transfer of a material amount of assets of the Partnership (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Partnership); (f) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.P. Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

          During the past 60 business days, the only transactions involving the Interests that were effected by the Partnership, the Manager of the Partnership, the Directors or any person controlling the Partnership or controlling the Manager or any Directors of the Partnership were the aggregate subscriptions of $35,017,869 in Interests from new and existing partners.

          Based on October 31, 2000 estimated values, the Manager beneficially owns $1,928,000 of the Interests. The Manager is entitled under the terms of the L.P. Agreement to receive, subject to certain limitations, the Performance Bonus, as specified in the L.P. Agreement and described in the Confidential Memorandum.

          9.  Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from partners pursuant to the Offer. Partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

          A partner who tenders its entire Interest to the Partnership for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such partner (consisting of the 95% Cash Payment and the principal payment under the Note) and such partner's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering partner only as and after the total proceeds received by such partner exceed the partner's adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering partner has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the partner's holding period for its Interest at the time the gain or loss is recognized. However, a tendering partner will recognize ordinary income to the extent such partner's allocable share of the Partnership's "unrealized receivables" exceeds the partner's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Partnership will be treated as an unrealized receivable with respect to the tendering partner. A partner who tenders less than its entire Interest to the Partnership for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such partner's adjusted tax basis in its Interest.

          Pursuant to the authority granted to it under the L.P. Agreement, the Manager intends to specially allocate items of Partnership capital gain, including short-term capital gain, to a withdrawing partner to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing partner recognizing capital gain, which may include short-term gain, in the partner's last taxable year in the Partnership, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

          10.  Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Partnership is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Partnership reserves the right to exclude partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Partnership believes such exclusion is permissible under applicable laws and regulations, provided the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Partnership has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Partnership by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                              PW TECHNOLOGY PARTNERS LP

                              Filing Type:  N-30D
                              Description:  Annual or Semi-Annual Report
                              Filing Date:  Mar 2, 2000
                              Period End:  Dec 31, 1999

                              Primary Exchange:  N/A
                                        Ticker:  N/A

             TO JUMP TO A SECTION, DOUBLE-CLICK ON THE SECTION NAME.

                                      N-30D

PW TECHNOLOGY PARTNERS, L.P.
Financial Statements
with Report of Independent Auditors

Period from April 1, 1999
(commencement of operations)
through December 31, 1999

PW TECHNOLOGY PARTNERS, L.P.
Financial Statements
with Report of Independent Auditors

Period from April 1, 1999
(commencement of operations)
through December 31, 1999

Contents

Report of Independent Auditors Statement of Assets, Liabilities and Partners' Capital Statement of Operations Statement of Changes in Partners' Capital - Net Assets Notes to Financial Statements	1 2 3 4 5

Report of Independent Auditors

To the Partners of PW Technology Partners, L.P.

We have audited the accompanying statement of assets, liabilities and partners’ capital of PW Technology Partners, L.P. as of December 31, 1999, and the related statements of operations and changes in partners capital - net assets for the period from April 1, 1999 (commencement of operations) to December 31, 1999. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1999, by correspondence with the general partners of the investment funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PW Technology Partners, L.P. at December 31, 1999, and the results of its operations and changes in its partners capital - net assets for the period from April 1, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/S/Ernst & Young LLP

New York, New York
February 17, 2000

                                                    PW TECHNOLOGY PARTNERS, L.P.
                          STATEMENT OF ASSETS, LIABILITIES AND PARTNERS' CAPITAL
--------------------------------------------------------------------------------
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

ASSETS
Investments in funds, at value (Cost $273,010,000)                 $385,577,206
Cash and cash equivalents                                               434,567
Prepaid assets                                                           32,172
--------------------------------------------------------------------------------
Total Assets                                                       $386,043,945
--------------------------------------------------------------------------------
LIABILITIES
Payables:
 Management fee                                                         272,203
 Professional fees                                                       39,000
 Administration fee                                                      27,001
 Miscellaneous fees                                                      24,267
--------------------------------------------------------------------------------
Total Liabilities                                                       362,471
--------------------------------------------------------------------------------
Net Assets                                                         $385,681,474
--------------------------------------------------------------------------------
PARTNERS' CAPITAL - NET ASSETS
Represented by:
Capital contributions                                              $274,965,586
Accumulated net investment loss                                      (1,851,318)
Accumulated net unrealized appreciation on investments              112,567,206
--------------------------------------------------------------------------------
Partners' Capital - Net Assets                                     $385,681,474
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                    PW TECHNOLOGY PARTNERS, L.P.
                                                         STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
PERIOD FROM APRIL 1, 1999 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                           $     30,281
--------------------------------------------------------------------------------
Total Investment Income                                                  30,281
--------------------------------------------------------------------------------
OPERATING EXPENSES

Management                                                            1,338,563
Organizational costs                                                    208,449
Administration                                                          206,659
Professional                                                             80,478
Miscellaneous                                                            47,450
--------------------------------------------------------------------------------
Total Operating Expenses                                              1,881,599
--------------------------------------------------------------------------------
Net Investment Loss                                                  (1,851,318)
--------------------------------------------------------------------------------
UNREALIZED GAIN FROM INVESTMENTS

Net change in unrealized appreciation
  from investments during the period                                112,567,206
--------------------------------------------------------------------------------

Unrealized Gain from Investments                                    112,567,206
--------------------------------------------------------------------------------
INCREASE IN PARTNERS' CAPITAL
     DERIVED FROM OPERATIONS                                       $110,715,888
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                    PW TECHNOLOGY PARTNERS, L.P.
                          STATEMENT OF CHANGES IN PARTNERS' CAPITAL - NET ASSETS
--------------------------------------------------------------------------------
PERIOD FROM APRIL 1, 1999 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1999
--------------------------------------------------------------------------------

FROM INVESTMENT ACTIVITIES

Net investment loss                                                $ (1,851,318)
Change in unrealized appreciation from investments                  112,567,206
--------------------------------------------------------------------------------
Increase in Partners' Capital
 Derived from Operations                                            110,715,888
--------------------------------------------------------------------------------
PARTNERS' CAPITAL TRANSACTIONS

Proceeds from Limited Partner subscriptions                         273,965,586

Proceeds from General Partner subscriptions                           1,000,000
--------------------------------------------------------------------------------
Increase in Partners' Capital Derived
     from Capital Transactions                                      274,965,586
--------------------------------------------------------------------------------
PARTNERS' CAPITAL AT BEGINNING OF PERIOD                                     --
--------------------------------------------------------------------------------
PARTNERS' CAPITAL AT END OF PERIOD                                 $385,681,474
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.
1.	ORGANIZATION

PW Technology Partners, L.P. (the Fund) was organized as a limited partnership under the laws of Delaware on December 28, 1998. The Fund is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as a closed-end, non-diversified, management investment company. The Fund’s investment objective is to maximize capital appreciation over the long-term. The Fund pursues its investment objective by deploying its assets primarily among a select group of portfolio managers who invest primarily in, or who have particular knowledge within, the technology sector. Generally, such portfolio managers conduct their investment programs through unregistered investment partnerships (collectively, the Investment Funds), in which the Fund invests as a limited partner along with other investors. Operations of the Fund commenced on April 1, 1999.

The General Partner of the Fund is PW Fund Advisor, L.L.C. (the Manager or PWFA), a Delaware limited liability company. The Manager is an indirect wholly-owned subsidiary of Paine Webber Group Inc., and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund’s General Partner, to the fullest extent permitted by applicable law, has irrevocably delegated to a group of individuals (the Directors) its rights and powers to manage and control the business affairs of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Directors have engaged the Manager to provide investment advice regarding the selection of Investment Managers and the responsibility of the day-to-day management of the Fund.

Initial and additional subscriptions for interests by eligible investors may be accepted at such times as the Manager may determine. The Fund reserves the right to reject any subscription for interests in the Fund. The Fund from time to time may offer to repurchase interests pursuant to written tenders to Partners. These repurchases will be made at such times and on such terms as may be determined by the Directors, in their complete and exclusive discretion. The Manager expects that generally, beginning in 2001, it will recommend to the Directors that the Fund offer to repurchase interests from Partners twice in each year, in June and December, and intends to recommend the making of an offer to repurchase interests effective as of March 31, 2000 and December 2000. Limited Partners can only transfer or assign their partnership interests with the approval of the Manager.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Manager to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Manager believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Securities transactions, including related revenue and expenses, are recorded on a trade-date basis and dividends are recorded on an ex-dividend date basis. Interest income is recorded on the accrual basis.

Cash and cash equivalents consist of monies invested in money market funds and are accounted for at cost plus accrued interest as reported by the money market funds.

a. PORTFOLIO VALUATION

Net asset value of the Fund will be determined by or at the direction of the Manager as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

The Fund’s investments in Investment Funds are carried at fair value as determined by the Fund’s pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds’ managers as required by the Investment Funds’ agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund’s financial statements.

Distributions received, whether in the form of cash or securities, are applied as a reduction of the investment’s cost when identified by the Investment Funds’ as a return of capital.

b. FUND EXPENSES

The Fund will bear all expenses incurred in the business of the Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Fund’s account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering and organization costs; and expenses of meetings of Directors and Limited Partners.

c. INCOME TAXES

No provision for the payment of Federal, state or local income taxes has been provided on the profits of the Fund. Each Partner is individually required to report on its own tax return its distributive share of the Fund’s taxable income or loss.

3.	MANAGEMENT FEE, PROFIT ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER

PWFA provides certain management and administrative services to the Fund, including, among other things, providing office space and other support services. In consideration for such services, the Fund will pay PWFA a monthly management fee at an annual rate of 1% of the Fund’s net assets, excluding assets attributable to the General Partner’s capital account (the Fee). The Fee is debited against the Limited Partners’ capital accounts. A portion of the Fee will be paid by PWFA to its affiliates. PaineWebber Inc. acts as a placement agent for the Fund, without special compensation from the Fund, and will bear its own costs associated with its activities as placement agent.

The increase in partners’ capital derived from operations is initially allocated to the capital accounts of all Partners on a pro-rata basis. In accordance with the Partnership Agreement, the Manager is then allocated an amount based on the performance of the Fund (the Performance Bonus) for the Measurement Period, as defined in the Confidential Memorandum (i.e. the period commencing on the admission of a Limited Partner to the Fund, and thereafter each period commencing on the day following the last Measuring Period and ending generally on the first to occur of (1) a fiscal year-end or (2) a whole or partial redemption). The Performance Bonus is calculated separately with respect to each Limited Partner. The Performance Bonus is equal to 1% of the balance of the Limited Partner’s capital account at the end of the Measurement Period, provided that such appreciation (net of any Performance Bonus) exceeds the Limited Partner’s threshold return. The threshold return is the amount that a Limited Partner would have earned for a fiscal year if it had received an annualized rate of return of 20% on its opening capital account balance, as adjusted. The Performance Bonus for the period ended December 31, 1999 totaled $3,575,388 and was recorded as an increase to the General Partner’s capital account.

Each Director, who is not an interested person of the Fund, as defined by the 1940 Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Any Director who is an interested person does not receive any annual or other fee from the Fund. All Directors are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties.

PFPC Trust Company (an affiliate of PNC Bank, N.A.) serves as custodian of the Fund’s assets and provides custodial services for the Fund. PFPC Inc. (also an affiliate of PNC Bank, N.A.) serves as Administrator and Accounting Agent to the Fund and in that capacity provides certain accounting, record keeping, tax and investor related services. The Fund pays a monthly fee to the Administrator based primarily upon average net assets, subject to a minimum monthly fee, and will reimburse certain of the Administrator’s expenses.

4.	SECURITIES TRANSACTIONS

Aggregate purchases of Investment Funds for the period ended December 31, 1999, amounted to $273,010,000.

At December 31, 1999, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At December 31, 1999, accumulated net unrealized appreciation on investments was $112,567,206, consisting of $112,567,206 gross unrealized appreciation.

5.	INVESTMENTS

As of December 31, 1999, the Fund had investments in Investment Funds, none of which were related parties. The Fund’s investments are summarized below based on the investment objectives of the specific Investment Funds at December 31, 1999.

         Investment Objective             Cost             Fair Value
         --------------------             ----             ----------
          Long/Short Equity           $273,010,000        $385,577,206
The following table lists the Fund’s investments in Investment Funds as of December 31, 1999. The agreements related to investments in Investment Funds provide for compensation to the general partners/managers in the form of management fees of 1% to 2% (per annum) of net assets and performance incentive fees or allocations of 20% of net profits earned. The Investment Funds provide for periodic redemptions, with lock up provisions ranging from one to two years from initial investment.

                                                    PW TECHNOLOGY PARTNERS, L.P.
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

5. INVESTMENTS (CONTINUED)

Investment Fund:                                Cost          Income       Fair Value    % of Fund's
                                                                                           Capital

CONFIDENTIAL PORTION - FINANCIALS HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.

                                           ------------    ------------   ------------    -------
Total                                      $273,010,000    $112,567,206   $385,577,206     100.0

Other Assets, Less Liabilities                                                 104,268       0.0
                                                                          ------------    -------
Partners' Capital - Net Assets                                            $385,681,474     100.0
6.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Investment Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts, contracts for differences, and equity swaps.

7.	FINANCIAL HIGHLIGHTS The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                            For the Period Ended
                                                                 December 31,
                                                                     1999
                                                                     ----

     Ratio of net investment loss to average net assets             -1.38%*
     Ratio of expenses to average net assets                         1.41%*
     Total return                                                   50.96%**
*	Annualized.

**	Total return assumes a purchase of a limited partnership interest in the Fund on the first day and a sale of the Fund interest on the last day of the period noted, after Performance Bonus to the Manager, if any. Total return for a period of less than a full year is not annualized.

8.	YEAR 2000 (UNAUDITED)

PFPC Inc. experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. PFPC Inc. is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. PFPC Inc. will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                               PW TECHNOLOGY PARTNERS LP

                               Filing Type:  N-30D
                               Description:  Annual or Semi-Annual Report
                               Filing Date:  Aug 28, 2000
                               Period End:  Jun 30, 2000

                               Primary Exchange:  N/A
                                         Ticker:  N/A

             TO JUMP TO A SECTION, DOUBLE-CLICK ON THE SECTION NAME.

                                 N-30D OTHERDOC

Balance Sheet..............................................................1
Income Statement...........................................................1
Table 3....................................................................1
Table 4....................................................................1
Table 5....................................................................1

Document is copied.
PW TECHNOLOGY PARTNERS, L.P.
FINANCIAL STATEMENTS
(UNAUDITED)

SEMI ANNUAL REPORT
FOR THE PERIOD FROM JANUARY 1, 2000
THROUGH JUNE 30, 2000

PW TECHNOLOGY PARTNERS, L.P.
FINANCIAL STATEMENTS
SEMI ANNUAL REPORT
FOR THE PERIOD FROM JANUARY 1, 2000
THROUGH JUNE 30, 2000
(UNAUDITED)

CONTENTS

Statement of Assets, Liabilities and Partners' Capital Statement of Operations Statement of Changes in Partners' Capital - Net Assets Notes to Financial Statements	1 2 3 4
                                                    PW TECHNOLOGY PARTNERS, L.P.
                          STATEMENT OF ASSETS, LIABILITIES AND PARTNERS' CAPITAL
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                                                                   JUNE 30, 2000

--------------------------------------------------------------------------------
ASSETS
Investments in funds, at value (Cost $504,650,000)                 $651,112,720
Cash and cash equivalents                                            11,447,574
Dividend receivable                                                      58,052
Prepaid assets                                                           12,172
--------------------------------------------------------------------------------

TOTAL ASSETS                                                        662,630,518
--------------------------------------------------------------------------------

LIABILITIES

Payables:
  Management fee                                                        506,364
  Interests repurchased, not settled                                    372,020
  Administration expense                                                192,379
  Professional fees                                                      72,020
  Miscellaneous fees                                                      9,678
--------------------------------------------------------------------------------

TOTAL LIABILITIES                                                     1,152,461
--------------------------------------------------------------------------------

NET ASSETS                                                         $661,478,057
--------------------------------------------------------------------------------

PARTNERS' CAPITAL - NET ASSETS

Represented by:
Capital contributions                                              $519,914,362
Accumulated net investment loss                                      (4,899,025)
Accumulated net unrealized appreciation on investments              146,462,720
--------------------------------------------------------------------------------

PARTNERS' CAPITAL - NET ASSETS                                     $661,478,057
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                    PW TECHNOLOGY PARTNERS, L.P.
                                                         STATEMENT OF OPERATIONS
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                       FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH JUNE 30, 2000

--------------------------------------------------------------------------------

INVESTMENT INCOME

Dividends                                                           $   150,347
--------------------------------------------------------------------------------

TOTAL INVESTMENT INCOME                                                 150,347
--------------------------------------------------------------------------------

OPERATING EXPENSES

Management fee                                                        2,790,375
Administration expense                                                  276,707
Professional fees                                                        87,375
Miscellaneous                                                            43,597
--------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                              3,198,054
--------------------------------------------------------------------------------

NET INVESTMENT LOSS                                                  (3,047,707)
--------------------------------------------------------------------------------

UNREALIZED GAIN FROM INVESTMENTS

Net change in unrealized appreciation from investments
   during the period                                                 33,895,514
--------------------------------------------------------------------------------

UNREALIZED GAIN FROM INVESTMENTS                                     33,895,514
--------------------------------------------------------------------------------

INCREASE IN PARTNERS' CAPITAL
              DERIVED FROM OPERATIONS                               $30,847,807
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                    PW TECHNOLOGY PARTNERS, L.P.
                          STATEMENT OF CHANGES IN PARTNERS' CAPITAL - NET ASSETS
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                                 PERIOD FROM
                                                                  PERIOD FROM    APRIL 1, 1999
                                                               JANUARY 1, 2000  (COMMENCEMENT OF
                                                               TO JUNE 30, 2000  OPERATIONS) TO
                                                                 (UNAUDITED)    DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------

FROM INVESTMENT ACTIVITIES

Net investment loss                                             $ (3,047,707)    $ (1,851,318)
Change in unrealized appreciation from investments                33,895,514      112,567,206
-------------------------------------------------------------------------------------------------

INCREASE IN PARTNERS' CAPITAL
            DERIVED FROM OPERATIONS                               30,847,807      110,715,888
-------------------------------------------------------------------------------------------------
PARTNERS' CAPITAL TRANSACTIONS

Capital contributions from Limited Partners                      256,955,400      273,965,586
Capital withdrawals from Limited Partners                         (8,502,075)               -

Capital contributions from General Partner                                 -        1,000,000
Capital withdrawals from General Partner                          (3,575,388)               -
Allocation to General Partner from Limited Partner withdrawals        70,839

-------------------------------------------------------------------------------------------------

INCREASE IN PARTNERS' CAPITAL DERIVED
            FROM CAPITAL TRANSACTIONS                            244,948,776      274,965,586
-------------------------------------------------------------------------------------------------

PARTNERS' CAPITAL AT BEGINNING OF PERIOD                         385,681,474                -
-------------------------------------------------------------------------------------------------

PARTNERS' CAPITAL AT END OF PERIOD                              $661,478,057    $ 385,681,474
-------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.
1.	ORGANIZATION

PW Technology Partners, L.P. (the “Fund”) was organized as a limited partnership under the laws of Delaware on December 28, 1998. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund’s investment objective is to maximize capital appreciation over the long-term. The Fund pursues its investment objective by deploying its assets primarily among a select group of portfolio managers who invest primarily in, or who have particular knowledge within, the technology sector. Generally, such portfolio managers conduct their investment programs through unregistered investment partnerships (collectively, the “Investment Funds”), in which the Fund invests as a limited partner along with other investors. Operations of the Fund commenced on April 1, 1999.

The General Partner of the Fund is PW Fund Advisor, L.L.C. (the “Manager” or “PWFA”), a Delaware limited liability company. The Manager is an indirect wholly-owned subsidiary of Paine Webber Group Inc., and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund’s General Partner, to the fullest extent permitted by applicable law, has irrevocably delegated to a group of individuals (the “Directors”) its rights and powers to manage and control the business affairs of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Directors have engaged the Manager to provide investment advice regarding the selection of Investment Funds and the responsibility of the day-to-day management of the Fund.

Initial and additional subscriptions for interests by eligible investors may be accepted at such times as the Manager may determine. The Fund reserves the right to reject any subscription for interests in the Fund. The Fund from time to time may offer to repurchase interests pursuant to written tenders to Partners. These repurchases will be made at such times and on such terms as may be determined by the Directors, in their complete and exclusive discretion. The Manager expects that generally, beginning in 2001, it will recommend to the Directors that the Fund offer to repurchase interests from Partners twice in each year, in June and December, and intends to recommend the making of an offer to repurchase interests effective December 2000. Limited Partners can only transfer or assign their partnership interests with the approval of the Manager.

At the Fund’s initial tender on March 31, 2000, Limited Partners withdrew $8,502,075 from the Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Manager to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Manager believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Securities transactions, including related revenue and expenses, are recorded on a trade-date basis and dividends are recorded on an ex-dividend date basis. Interest income is recorded on the accrual basis.

Cash and cash equivalents consist of monies invested in money market funds and are accounted for at cost plus accrued interest as reported by the money market funds.

a. PORTFOLIO VALUATION

Net asset value of the Fund will be determined by or at the direction of the Manager as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

The Fund’s investments in Investment Funds are carried at fair value as determined by the Fund’s pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds’ managers or pursuant to the Investment Funds’ agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund’s financial statements.

Distributions received, whether in the form of cash or securities, are applied as a reduction of the investment’s cost when identified by the Investment Funds’ as a return of capital.

b. FUND EXPENSES

The Fund will bear all expenses incurred in the business of the Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Fund’s account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering and organization costs; and expenses of meetings of Directors and Limited Partners.

c. INCOME TAXES

No provision for the payment of Federal, state or local income taxes has been provided on the profits of the Fund. Each Partner is individually required to report on its own tax return its distributive share of the Fund’s taxable income or loss.

3.	MANAGEMENT FEE, INCENTIVE ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER

PWFA provides certain management and administrative services to the Fund, including, among other things, providing office space and other support services. In consideration for such services, the Fund will pay PWFA a monthly management fee at an annual rate of 1% of the Fund’s net assets, excluding assets attributable to the General Partner’s capital account (the “Fee”). The Fee is debited against the Limited Partners’ capital accounts. A portion of the Fee will be paid by PWFA to its affiliates. PaineWebber Inc. acts as a placement agent for the Fund, without special compensation from the Fund, and will bear its own costs associated with its activities as placement agent.

The increase in partners’ capital derived from operations is initially allocated to the capital accounts of all Partners on a pro-rata basis. In accordance with the Partnership Agreement, the Manager is then allocated an amount based on the performance of the Fund (the “Performance Bonus”) for the Measurement Period, as defined in the Confidential Memorandum (i.e. the period commencing on the admission of a Limited Partner to the Fund, and thereafter each period commencing on the day following the last Measuring Period and ending generally on the first to occur of (1) a fiscal year-end or (2) a whole or partial redemption). The Performance Bonus is calculated separately with respect to each Limited Partner. The Performance Bonus is equal to 1% of the balance of the Limited Partner’s capital account at the end of the Measurement Period, provided that such appreciation (net of any Performance Bonus) exceeds the Limited Partner’s threshold return. The threshold return is the amount that a Limited Partner would have earned for a fiscal year if it had received an annualized rate of return of 20% on its opening capital account balance, as adjusted.

The tender at March 31, 2000 generated a Performance Bonus of $70,839, which was recorded as an increase to the General Partner’s capital account.

Each Director, who is not an “interested person” of the Fund, as defined by the 1940 Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Any Director who is an “interested person” does not receive any annual or other fee from the Fund. All Directors are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as custodian of the Fund’s assets and provides custodial services for the Fund. PFPC Inc. (also an affiliate of PNC Bank, NA) serves as Administrator and Accounting Agent to the Fund and in that capacity provides certain accounting, record keeping, tax and investor related services. The Fund pays a monthly fee to the Administrator based primarily upon average net assets, subject to a minimum monthly fee, and will reimburse certain of the Administrator’s expenses.

4.	SECURITIES TRANSACTIONS

Aggregate purchases of Investment Funds for the period ended June 30, 2000, amounted to $231,640,000.

At June 30, 2000, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At June 30, 2000, accumulated net unrealized appreciation on investments was $146,462,720, consisting of $146,462,720 gross unrealized appreciation.

5.	INVESTMENTS

As of June 30, 2000, the Fund had investments in Investment Funds, none of which were related parties. The Fund’s investments are summarized below based on the investment objectives of the specific Investment Funds at June 30, 2000.

         Investment Objective           Cost            Fair Value
         --------------------           ----            ----------
           Long/Short Equity         $504,650,000      $651,112,720
The following table lists the Fund’s investments in Investment Funds as of June 30, 2000. The agreements related to investments in Investment Funds provide for compensation to the general partners/managers in the form of management fees of 1% to 2% (per annum) of net assets and performance incentive fees or allocations of 20% of net profits earned. The Investment Funds provide for periodic redemptions, with lock up provisions ranging from one to two years from initial investment.

                                                     PW TECHNOLOGY PARTNERS,L.P.
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                   JUNE 30, 2000

--------------------------------------------------------------------------------

                                                                                               % of Fund's
                                             Cost           Income           Fair Value           Capital
Investment Fund:

Bowman Technology Fund, LP *              $114,950,000      $ 30,697,000      $145,647,000         22.0
Camelot Capital, LP                         66,840,000        10,489,572        77,329,572         11.7
Galleon Partners II, LP                    119,250,000        33,757,884       153,007,884         23.1
Intrepid Capital, LP                         4,000,000           184,044         4,184,044          0.6
Owenoke Associates, LP                      23,000,000         9,157,000        32,157,000          4.9
PAW Partners, LP                            81,000,000        24,726,974       105,726,974         16.0
Pequot Technology Perennial Fund, LP        95,610,000        37,450,246       133,060,246         20.1
                                          ------------      ------------      ------------         ----
Total                                     $504,650,000      $146,462,720      $651,112,720         98.4

Other Assets, less Liabilities                                                  10,365,337          1.6
                                                                              ------------        -----
Partners' Capital - Net Assets                                                $661,478,057        100.0

* Bowman Technology Fund, LP's name changed during the period from Spinnaker
  Technology Fund, LP
6.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Investment Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts, contracts for differences, and equity swaps.

7.	FINANCIAL HIGHLIGHTS The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                     PERIOD ENDED    PERIOD ENDED
                                                     JUNE 30, 2000  DECEMBER 31, 1999
                                                     -------------  -----------------

   Ratio of net investment loss to average net assets    -1.14*        -1.38%*
   Ratio of expenses to average net assets                1.19%*        1.41%*
            Total return                                  9.05%**      50.96%**
*	Annualized.

**	Total return assumes a purchase of a limited partnership interest in the Fund at the beginning of the period and a sale of the Fund interest on the last day of the period noted, after Performance Bonus to the Manager, and does not reflect the deduction of placement fees, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year is not annualized.

8.	SUBSEQUENT EVENTS Effective July 1, 2000, the Fund received capital contributions from existing partners of approximately $2,795,490 and initial capital contributions of approximately $9,977,541.

Exhibit C

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

in

PW TECHNOLOGY PARTNERS, L.P.

Tendered Pursuant to the Offer to Purchase
Dated November 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, DECEMBER 12, 2000, UNLESS THE
OFFER IS EXTENDED.

Complete The Last Page Of This Letter Of Transmittal And Return
Or Deliver In The Enclosed Postage-Paid Envelope To:

PW Technology Partners, L.P.
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703

Attn: Chryssa Kasparian

For additional information: Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386

Ladies and Gentlemen:

           The undersigned hereby tenders to PW Technology Partners, L.P., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Partnership"), the partnership interest in the Partnership or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 13, 2000 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Partnership to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

          The undersigned hereby sells to the Partnership the partnership interest in the Partnership or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the partnership interest in the Partnership or portion thereof tendered hereby and that the Partnership will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Partnership may not be required to purchase any of the partnership interests in the Partnership or portions thereof tendered hereby.

          The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Partnership's Administrator, PFPC Inc., to receive any Letter of Transmittal or other document.

          Payment of the cash portion of the purchase price for the partnership interest in the Partnership or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at PaineWebber Incorporated ("PaineWebber") if such partner has a PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to a partner's brokerage account, upon a withdrawal of such cash payment from such account, PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such partner does not have a PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Partnership's records. A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be held for such partner by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering partner's brokerage account at PaineWebber if such partner has a PaineWebber account, and, upon a withdrawal of such contingent payment from such account, PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of December 31, 2000, of the partnership interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Partnership's financial statements for calendar year 2000, which is anticipated to be completed not later than 60 days after the Partnership's fiscal year end, and will be paid in cash within ten days thereafter, or on such earlier date as the Partnership's Directors may determine.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Partnership’s tender offer. If you decide to tender, you are responsible for confirming that PFPC Inc. has received your documents.

                                        Please fax or mail (this page only) in
                                        the enclosed postage-paid envelope to:

                                           PW Technology Partners, L.P.
                                           c/o PFPC Inc.
                                           P.O. Box 857
                                           Claymont, DE  19703
                                           Attn:  Chryssa Kasparian

                                        For additional information:
                                           Phone:  (877) 431-1973
                                           Fax:    (302) 791-2241
                                                    (302) 791-2386

Part 1.  Name:

Name of Partner:

SS# or Taxpayer ID #:	Phone #:

PaineWebber Brokerage Account #:	Date:

Part 2.  Amount of Partnership Interest in the Partnership to be Tendered:

/ /	Entire partnership interest.

/ /	Portion of partnership interest expressed as a specific dollar value. $

Subject to maintenance of a minimum partnership interest equal to $125,000 ($25,000 for certain eligible investors who are identified in the Partnership's Confidential Memorandum), net of the Performance Bonus (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Partnership reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3.  Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:                                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Investor:                       ____________________________________________________________

Joint Tenant Signature:                       ____________________________________________________________
(If joint tenants, both must sign.)           (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Joint Tenant:                   ____________________________________________________________

FOR OTHER INVESTORS:

Print Name of Investor:                       ____________________________________________________________

Signature:                                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Signatory and Title:            ____________________________________________________________

Co-Signatory if necessary:                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name and Title of Co-Signatory:          ____________________________________________________________

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

PW TECHNOLOGY PARTNERS, L.P.

Tendered Pursuant to the Offer to Purchase
Dated November 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, DECEMBER 12, 2000, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Return Or Deliver To:

PW Technology Partners, L.P.
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703

Attn: Chryssa Kasparian

For additional information: Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386
You are responsible for confirming that this Notice is received by PFPC Inc.

Ladies and Gentlemen:

          Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated
                        .

Such tender was in the amount of:  $

PaineWebber Brokerage Account:  #

Date:

Signature(s).

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:                                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Investor:                       ____________________________________________________________

Joint Tenant Signature:                       ____________________________________________________________
(If joint tenants, both must sign.)           (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Joint Tenant:                   ____________________________________________________________

FOR OTHER INVESTORS:

Print Name of Investor:                       ____________________________________________________________

Signature:                                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name of Signatory and Title:            ____________________________________________________________

Co-Signatory if necessary:                    ____________________________________________________________
                                              (Signature of Owner(s) Exactly as Appeared on Subscription
                                                  Agreement/Investor Application)

Print Name and Title of Co-Signatory:          ____________________________________________________________

Exhibit E

Forms of Letters dated January 10, 2001 from the Partnership to Partners in connection with acceptance of offers of tender
This letter is being sent to you if you tendered your entire interest in the Partnership.

January 10, 2001

Dear Partner:

PW Technology Partners, L.P. (the “Partnership”) has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your PaineWebber brokerage account if you have a PaineWebber account. If you do not have a PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Partnership’s records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Partnership as of December 31, 2000, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within ten days after the conclusion of the 2000 year-end audit, or on such earlier date as the Partnership’s Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2001.

Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Enclosure

This letter is being sent to you if you tendered a portion of your interest in the Partnership.

January 10, 2001

Dear Partner:

PW Technology Partners, L.P. (the “Partnership”) has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your PaineWebber brokerage account if you have a PaineWebber account. If you do not have a PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Partnership’s records. You remain a partner with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Enclosure